EXHIBIT 20.1
                                                                    ------------


                              NOTICE OF MEETING OF
                    SHAREHOLDERS OF BELLAVISTA CAPITAL, INC.
                        TO BE HELD MONDAY MARCH 14, 2005


December 27, 2004

Dear Shareholders:

The Board of Directors has set the date and time for our shareholder meeting as follows:

Date:                      Monday March 14, 2005
Time:                      10:00 AM Pacific Standard Time
Location:                  Palo Alto Elks Lodge
                           4249 El Camino Real
                           Palo Alto, California

The meeting will be held for the purpose of voting on the proposal made by certain shareholders, as discussed below under "Proposal to Liquidate the Company."

We understand that some shareholders are frustrated that the date for the shareholder meeting has been delayed beyond the date we expected, however, as you will read in this letter factors beyond our control have intervened which led us to delay the meeting date.

Settlement of Shareholder Lawsuit

As we have discussed in the past, BellaVista was named in a lawsuit brought against the company and two former directors, by 28 shareholders representing approximately 1.2 million shares. The case was mediated in February 2004, but did not result in settlement. Arbitration proceedings were scheduled to begin on November 15, 2004. On November 29, 2004, the Company settled the lawsuit by agreeing to redeem the plaintiff shareholders' stock for $3.62 per share. In addition, the company agreed to pay their attorney's fees and costs totaling $1,227,974. The plaintiffs also settled claims against the former directors in exchange for a payment of $600,000 from the company's insurance carrier.

We considered the following factors in arriving at our decision to settle this case. The arbitration process is fraught with uncertainty. We were concerned that an arbitration award for these plaintiff shareholders would come at the expense of all other shareholders which could have resulted in a significant loss of value to the non plaintiff shareholders. We believed that bankruptcy court would resolve this inequity, and we therefore seriously considered filing for bankruptcy protection in order to halt the arbitration proceeding and protect the interests of all shareholders. However, bankruptcy court proceedings are expensive and would have imposed operating burdens that likely would have damaged the company's business opportunities. Additionally, as a result of indemnification obligations, it is possible that the cost of litigating the plaintiff's claims against former directors would come at the company's expense and could have exceeded the amount we agreed to pay the plaintiffs' attorneys to settle the case. We believed that the best course of action was to settle the case as long as the amount we paid the plaintiff shareholders did not exceed what the company could pay all other shareholders who may seek redemption of their shares. The redemption price of $3.62 per share paid to settle the lawsuit was the amount we estimated, in present value terms, would be received for each share of stock if the company were liquidated as of a current date.


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Repurchase Plan

Please recall that we recently amended our repurchase plan in order to seek to provide more liquidity for shareholders. The company is committed to providing sufficient funds to make a repurchase offer which we expect to be mailed in early January. Again, the reason this has been delayed beyond our earlier communication is due to our need to resolve the Baigent legal matter before implementing any repurchase plan.

Additionally, we plan to repurchase the shares for a price based on our estimate of the company's liquidation value at the time of the offer. Although the price will be determined at the time the offer is made, we do not expect the price to materially differ from the redemption price we paid to settle the Baigent case. The offer will contain detailed information to show you how we arrived at our repurchase price so that you can make an informed decision about your interest in the offer. We will also discuss our future business plans and opportunities.

Proposal to Liquidate the Company

You have likely received a mailing containing a preliminary proxy statement and proxy solicitation from Jeff Black and Michael Johnson seeking your vote for their proposal, which we view as a proposal to liquidate the company. We understand they and certain other shareholders may have a desire to liquidate their investment. We would note that the company has over 800 shareholders and the Board of Directors has the responsibility to take such actions as it deems to be in the best interest of all shareholders.

The Board of Directors is comprised of shareholders, management and a member who is neither a shareholder nor a member of management. Management has been directed by the Board to prepare an analysis of the company's strategic alternatives which the Board will use to recommend a course of action. This recommendation will be detailed on the company's proxy statement which will be mailed in advance of the shareholder meeting.

Holiday Schedule and Relocation of Company Office

Our offices will be closed December 29 - 31 in observance of the holiday season and in order to accommodate our office move. When we open on January 3, 2005 our office address will be 420 Florence Street, Suite 200 Palo Alto, CA 94301.

Sincerely,


Michael Rider
President